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                          AUREAL SEMICONDUCTOR INC.
                            4245 Technology Drive
                          Fremont, California 94538

                       COMMON STOCK PURCHASE AGREEMENT


    THIS COMMON STOCK PURCHASE AGREEMENT is made as of June 10, 1996, by and among AUREAL SEMICONDUCTOR
INC., a Delaware corporation (the "Company"), and the purchasers set forth on the Schedule of Purchasers attached hereto as Exhibit A (the "Purchasers").

    WHEREAS, the Company desires to issue and sell to the Purchasers and the Purchasers desire to purchase shares of the Common Stock of the Company.

    NOW, THEREFORE, in consideration of the mutual promises, covenants and conditions hereinafter set forth, the parties hereby agree as follows:

    1.   Sale of the Securities.

         1.1  Sale.  Subject to the terms and
conditions hereof, the Company will issue and sell to the Purchasers and the Purchasers will purchase up to an aggregate of 8,888,888 shares of Common Stock (the
"Securities") at a price of $1.35 per share, or an aggregate purchase price of $11,999,998.80.

    2.   Closing Dates; Delivery.

         2.1  Closing Date.  The closing of the
purchase and sale of the Securities (the "Closing") shall be held at the offices of Gray Cary Ware &
Freidenrich, A Professional Corporation, 400 Hamilton
Avenue, Palo Alto, California 94301-1825 at 10:00 a.m.
on June 6, 1996, or at such other time and place as the Company and a majority in interest of the Purchasers shall agree upon, orally or in writing.

         2.2  Delivery.  Subject to the terms of
this Agreement, at the Closing the Company will deliver to the Purchasers the certificates representing the Securities to be purchased by the Purchasers from the Company, against payment of the purchase price therefor by delivery of a check or checks, payable to the order of the Company, or by wire transfer.

    3.   Representations and Warranties of the
Company. Except as set forth in Exhibit B attached hereto, the Company hereby represents and warrants to the Purchasers as follows:

         3.1  Organization and Standing; Certificate
of Incorporation and Bylaws. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. The Company is presently qualified, licensed or domesticated as a foreign corporation or partnership in all jurisdictions in which the failure to be so qualified, licensed or domesticated would result in material adverse consequences to the Company or its business. Copies of the Company's Certificate of Incorporation, Bylaws and minutes and consents of its stockholders and Board of Directors will be provided to the Purchasers or their special counsel upon request.

         3.2  Corporate Power.  The Company has now,
or will have at the Closing Date, all requisite legal and corporate power to enter into this Agreement and all other agreements contemplated hereby, to sell the Securities hereunder, and to carry out and perform its obligations under the terms of this Agreement and all other agreements contemplated hereby. This Agreement and all other agreements contemplated hereby are valid and binding obligations of the Company, except as the same may be limited by bankruptcy, insolvency, fraudulent conveyance, moratorium, usury, reorganization, and other laws of general application affecting the enforcement of creditors' rights.

         3.3  Capitalization.  The authorized
capital stock of the Company is 100,000,000 shares of Common Stock. The Company has reserved, up to twenty percent (20%) of the then fully diluted Common Stock
(including outstanding shares and all options and warrants to purchase Common Stock), for issuance under the Plans (as such term is defined below). As of May
31, 1996, there are issued and outstanding 30,000,000 shares of the Company's Common Stock. All such issued and outstanding shares have been duly authorized and validly issued, are fully paid and nonassessable and were issued in compliance with all applicable state and federal laws concerning the issuance of securities. Except for (i) 7,500,000 shares of Common
Stock which are currently reserved under the Company's
1994 Stock Option Plan and the Company's 1995 Stock
Option Plan (collectively, the "Plans") for future issuance to key employees, consultants and members of the Board of Directors of the Company (options for approximately 6,005,162 shares are currently outstanding under the Plan), (ii) options to purchase
2,644,845 shares of the Company's Common Stock which were assumed pursuant to the acquisition of Crystal
River Engineering, Inc., (iii) an agreement between the Company and Hambrecht & Quist LLC ("H&Q") to issue to H&Q a warrant to purchase 50,000 shares of the Company's Common Stock, and (iii) a warrant to Financing For Science International to purchase 50,000 shares of the Company's Common Stock, there are no outstanding rights, options, warrants, conversion rights or agreements for the purchase or acquisition from the Company of any shares of its capital stock.
The Company is not a party or subject to any agreement or understanding between any persons or entities which affects or relates to the voting or giving of written consents with respect to any securities or by any director of the Company.

         3.4  Line of Credit.  The Company has
agreed to reduce its line of credit with TCW from $22.0 million to $20.0 million effective upon the closing of this transaction. All net proceeds from this transaction are anticipated to be used to pay down the line of credit which will remain available for further reborrowing through its current termination date of March 31, 1998.

         3.5  Authorization.

              (a)  All corporate, federal and state
action on the part of the Company, its officers, directors and stockholders necessary for the sale and issuance of the Securities pursuant hereto and the performance of the Company's obligations hereunder or contemplated hereby has been taken or will be taken prior to the Closing.

              (b)  The Securities, when issued in
compliance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances; provided, however, that the Securities may be subject to restrictions on transfer under state and/or federal securities laws as set forth herein, and as may be required by future changes in such laws.

              (c)  No person has any right of first
refusal or any preemptive rights in connection with the issuance of the Securities.

         3.6  Patents, Trademarks, etc.  Except as
set forth in Exhibit B, the Company owns and possesses
or is licensed under all patents, patent applications,
licenses, trademarks, trade names, brand names,
inventions, processes, formulae and copyrights
necessary for the operation of the business of the
Company as now conducted  1,333,333      $1,799,999.55

Appaloosa Management, L.P.
Attn: Jim Bolin
51 John F. Kennedy Parkway
Short Hills, NJ 07078

    Appaloosa I L.P.         1,225,000      $1,653,750.00
    Chestnut Investors III Inc.     280,000      $  378,000.00
    Palomino Fund Ltd.          43,750      $
59,062.50
    Pinto Investment LLC            201,250      $
271,687.50
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Name and Address             Shares              Purchase Price


Heinz H. Steinman              185,185      $
249,999.75
5797 Cedar Street
Wrightwood, CA 92397

Leslie Alexander              1,000,000          $1,350,000.00
1200 North Federal Highway
Suite 307
Boca Raton, FL 33143

Seneca Capital
Attn: Stephen Hays
575 Lexington Avenue, 7th Floor
New York, NY 10022

    Seneca Capital L.P.         169,400          $    228,690.00
    DFG Corporation              23,500          $
 31,725.00
    ZPG Securities, LLC          31,500          $     42,525.00
    Palamundo LDC
      Camen Islands              13,700          $
 18,495.00
    Seneca Capital
      International LTD          31,900          $     43,065.00


TCW Special Credits,
as agent and on behalf of certain
funds and accounts set forth below:
Attn: Richard Masson
c/o Oaktree Capital Management
550 S. Hope Street, 22nd Floor
Los Angeles, CA 90071

    TCW Special Credits Trust        350,300          $    472,905.00
    TCW Special Credits Fund 3b      684,000          $    923,400.00
    TCW Special Credits Trust 3b   533,800       $    720,630.00
    Delaware State Employees    100,085          $    135,114.75
      Pension Trust
    Weyerhaeuser Company      1,580,333          $
2,133,449.55
      Master Pension Trust

                        __________          _______________
     Totals                    8,888,888               $ 11,999,998.80
                                 EXHIBIT B

                          SCHEDULE OF EXCEPTIONS

                          AUREAL SEMICONDUCTOR INC.


     Pursuant to Section 3 of the Common Stock
Purchase Agreement dated June           , 1996 (the
"Agreement"), by and among Aureal Semiconductor Inc., a Delaware corporation (the "Company"), and the Purchasers set forth on Exhibit A thereto, Company hereby delivers this Schedule of Exceptions to the Company's representations and warranties given in the Agreement. The section numbers in this schedule correspond to the section numbers in the Agreement.
Any information disclosed herein under any section, however, shall be deemed to be disclosed and incorporated in any other section of the Agreement where such disclosure would be appropriate.
Capitalized terms used in this schedule unless otherwise specified have the same meanings given them in the Agreement.


     Section 3.3.  On May 7, 1996, the Company
entered into an Agreement and Plan of Reorganization
(the "Reorganization Agreement") with Aureal
Acquisition Corporation, a California corporation and a wholly-owned subsidiary of the Company ("Sub") and Crystal River Engineering, Inc., a California corporation ("CRE") pursuant to which Sub was merged with and into CRE (the "Merger"). As provided by the Reorganization Agreement, the Company paid $8.30 for each outstanding share of CRE and assumed all of the outstanding options to acquire CRE securities. The
Merger closed on May 29, 1996, at which time the Company assumed options to acquire, in the aggregate, 2,644,845 shares of the Company's common stock.

     Section 3.6. As described in its 1995 Form 10-K, on August 23, 1995, the Company announced it had been named as a defendant in a lawsuit brought by Creative Technology Ltd. ("Creative"). In its lawsuit, Creative claims the Company breached a 1992 agreement between the companies settling previous litigation. The suit seeks any revenues realized by the Company from the sale of certain products.

     As described in the Company's 1995 Form 10-K,
Yamaha has aggressively brought patent infringement actions against other companies which have developed certain replacement FM synthesis chips. There can be no assurance that Yamaha will not pursue the Company under similar theories.

     The Company has sold its Media Vision retail trade names to a third party.

     The Company is in default of its agreement dated
December 23, 1994, with AT&T, its long distance carrier. The Company is attempting to renegotiate the terms of its agreement with AT&T. The Company is also in default of the terms of its Replication and Bundling Agreement with Compton's NewMedia. The
Company believes it has recorded adequate reserves for any potential liability it may have under the AT&T and Compton's agreements in its 1995 financial statements.

     Section 3.9.  See Section 3.6.

     Section 3.13.  The Company has entered into a
Registration Rights Agreement dated December 30, 1994
(the "Rights Agreement"), with TCW Special Credits, as agent and nominee for the entities set forth on
Schedule I to such agreement. The Rights Agreement was amended on February 21, 1996 (the "Amendment
Number 1"), to grant equal registration rights to the purchasers of the Company's common stock set forth on Exhibit A to the Common Stock Purchase Agreement dated
February 21, 1996 by and among the Company and such purchasers (the "Purchasers"), and those holders of warrants to purchase shares of the Company's common stock set forth in Schedule A on the Amendment Number
1.

                                 EXHIBIT C

                     AMENDMENT TO REGISTRATION RIGHTS
AGREEMENT
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                                 EXHIBIT D

                            FORM OF LEGAL OPINION